April 1, 2025

Neena M. Patil
EVP & Chief Legal Officer
Jazz Pharmaceuticals Public Limited Company
Fifth Floor, Waterloo Exchange
Waterloo Road, Dublin 4, Ireland D04 E5W7

       Re: Jazz Pharmaceuticals Public Limited Company
           Chimerix, Inc.
           Schedule TO-T Filed March 21, 2025
           Filed by Pinetree Acquisition Sub, Inc. and Jazz Pharmaceuticals
Public
           Limited Company
           File No. 005-87690
Dear Neena M. Patil:

       We have reviewed your filing and have the following comments.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.
All defined terms used herein have the same meaning as in your offer materials, unless otherwise indicated.

Schedule TO-T Filed March 21, 2025
Procedures for Accepting the Offer and Tendering Shares, page 15

1.     We note the following statement made on page 16:    All questions as to
the validity,
       form, eligibility (including time of receipt) and acceptance for payment of any tender
       of Shares will be determined by us, in our sole discretion.    Please
revise this
       statement to clarify that shareholders are not foreclosed from challenging your determination in a court of competent jurisdiction. Please also revise the last sentence of the penultimate paragraph on page 16 accordingly.
Withdrawal Rights, page 17

2.     See comment 1 above. We note the following statement made on page 18:
We will
       determine, in our sole discretion, all questions as to the form and validity (including
 April 1, 2025
Page 2

       time of receipt) of any notice of withdrawal and our determination will be final and
       binding.    Please revise this statement to clarify that shareholders
are not foreclosed
       from challenging your determination in a court of competent jurisdiction.
Source and Amount of Funds, page 27

3.     We note the following statement on page 27:    Jazz and Purchaser
currently have, and
       will have, available to them, through a variety of sources, including cash on hand, funds necessary for the payment of the aggregate Offer Price and the aggregate
       Merger Consideration and to satisfy all of their payment obligations under the Merger
       Agreement and resulting from the transactions contemplated thereby (emphasis added). Please revise to state the other source(s) of payment if all or a portion of the aggregate Offer Price and the aggregate Merger Consideration will not be funded
       from Jazz and Purchaser   s available cash on hand. See Item 7 of
Schedule TO and
       Item 1007(a) of Regulation M-A.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Shane Callaghan at 202-551-6977.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
& Acquisitions